June 3, 2015

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-3720

Attention:	Craig D. Wilson, Senior Assistant Chief Accountant

Re:	Workday, Inc. Form 10-K for the Fiscal Year Ended January 31, 2015 Filed March 25, 2015 File No. 001-35680

Ladies and Gentlemen:

On behalf of Workday, Inc. (“Workday”), set forth below is Workday’s response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated May 21, 2015. For ease of reference, the numbered paragraphs below correspond to the numbered comments in that letter; the Staff’s comments are presented in bold italics.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 27

1.	Please consider expanding your overview section to provide insight into material opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which your executives are most focused for both the short- and long-term and the actions that you are taking to address these opportunities, challenges and risks. Specifically, we note your discussion regarding plans to expand your global presence in your February 25, 2015 earnings call. Consider including a more detailed discussion of these plans in your overview section in future filings. For additional guidance, consider Section III.A of SEC Release No. 33-8350.

The Company advises the Staff that while it believes that the Overview section of “Management’s Discussion and Analysis of Financial Condition and Results of Operations” discusses its planned future investments generally, it will add additional disclosure of its planned global expansion, including emphasizing the additional areas of investment for international growth as shown in the marked paragraph below:

We intend to continue investing for long-term growth. We have invested, and expect to continue to invest, heavily in our application development efforts to deliver additional compelling applications and to address customers’ evolving needs. In addition, we plan to continue to expand our ability to sell our applications globally, particularly in Europe and Asia, through investments in product development and customer support to address the business needs of local markets, increasing our sales and marketing organizations, adding new offices, and expanding our ecosystem of services partners to support local deployments. We expect to make further significant investments in our data center infrastructure in fiscal 2016 as we plan for future growth. We are also investing in personnel to service our growing customer base. These investments will increase our costs on an absolute basis in the near-term. Many of these investments will occur in advance of experiencing any direct benefit from them and will make it difficult to determine if we are allocating our resources efficiently. We expect our product development, sales and marketing, and general and administrative expenses as a percentage of revenues to decrease over time as we grow our revenues, and we anticipate that we will gain economies of scale by increasing our customer base without direct incremental development costs and by utilizing more of the capacity of our data centers.

6230 Stoneridge Mall Road, Pleasanton CA 94588 United States / main +1.925.951.9000    fax +1.925-951.9001    www.workday.com

Securities and Exchange Commission

June 3, 2015

Revenues, page 29

2.	We note your statement that a substantial majority of your growth comes from new customers. Please tell us what consideration you have given to quantifying the number of new and existing customers and to quantifying any increases in revenue attributable to new versus existing customers. In this regard, we note that you provided quantitative disclosure in prior years.

The Company advises the Staff that the sentence “a substantial majority of our growth comes from new customers” was not intended to mean that the growth in any particular period was from sales to new customers during the period; rather the Company was intending to convey that over longer periods, it would need to continue to attract new customers who would then subscribe to the Company’s applications over long periods of time, purchase additional applications or add users.

The Company does not believe that disclosing the number of customers is material or particularly useful information for investors. The amount of revenues attributable to a particular customer can vary significantly based on the number of employees and applications chosen, and therefore one large customer can be much more significant than a large number of smaller customers. Moreover, although the number of customers was more meaningful when we were a

Securities and Exchange Commission

June 3, 2015

less mature company with a smaller customer base overall, at our current size, the additional customers that we add in a given period is a smaller percentage of the total.

In addition, the Company does not believe that disclosing the revenues in a period attributable to new customers would provide useful information to investors, as we generally recognize subscription services revenues from customers ratably over the terms of their contracts, which are typically three years or longer. As a result, most of the subscription services revenues we report in each quarter are derived from the recognition of unearned revenue relating to subscription agreements entered into during previous quarters. Consequently, new subscription agreements in any single quarter will likely have a minor impact on our revenue for that quarter.

Moreover, the amount of revenue attributable to new customers in a particular period would depend largely on the timing of the subscription agreements and when revenue recognition would commence. For example, if a new, large subscription agreement was signed at the end of a period, little, if any revenue would have been recognized for that agreement in that period.

Workday acknowledges that:

•	Workday is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Workday may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

June 3, 2015

If you have any further questions, please feel free to contact the undersigned or Jeffrey Vetter of Fenwick & West LLP at (650) 335-7631.

Sincerely,

Workday, Inc.

/s/ Mark S. Peek

Mark S. Peek

Chief Financial Officer

Cc:	Aneel Bhusri, Chief Executive Officer

James P. Shaughnessy, Esq., General Counsel

Melanie D. Vinson, Esq., Corporate Counsel

Workday, Inc.

Gordon K. Davidson, Esq.

Jeffery R. Vetter, Esq.

Fenwick & West LLP

Darcy Lopes

Andrew Kaven

Ernst & Young LLP